As filed with the Securities and Exchange Commission on December 8, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DTF Tax-Free Income Inc.
(Name of Subject Company (issuer))

DTF Tax-Free Income Inc.
(Name of Filing Person (offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23334J107
(CUSIP Number of Class of Securities)

WILLIAM J. RENAHAN
VICE PRESIDENT AND CHIEF COMPLIANCE OFFICER
200 SOUTH WACKER DRIVE, SUITE 500
CHICAGO, IL 60606
(800) 338-8214
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Lawrence R. Hamilton
Edward S. Best
Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606
(312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$23,409,972(a)	$2,554.09(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 1,491,119 shares in the offer, based upon a price of $15.70 (98% of the net asset value per share of $16.02 on November 30, 2020).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-1

[X]	issuer tender offer subject to Rule 13e-4

[ ]	going-private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by DTF Tax-Free Income Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 17.5% of its issued and outstanding shares of its common stock, par value $0.01 per share, for cash at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on January 8, 2021 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated December 8, 2020 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a)	The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b)	Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated December 8, 2020.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Stockholders.
(a)(2)	None.
(a)(3)	Not Applicable.

(a)(4)	Not Applicable.
(a)(5)	Press Release issued on December 8, 2020.
(b)	None.
(d)	None.
(e)	None.
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DTF TAX-FREE INCOME INC.

By:	/s/ Nathan I. Partain
	Name:	Nathan I. Partain
	Title:	President and Chief Executive Officer

Date: December 8, 2020

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated December 8, 2020.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Stockholders.
(a)(5)	Press Release issued on December 8, 2020.

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